April 30, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:              Diplomat Pharmacy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2017

Filed March 1, 2018

Form 8-K Dated February 26, 2018

File No. 001-36677

Dear Mr. Decker:

I submit this letter on behalf of Diplomat Pharmacy, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 17, 2018 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed March 1, 2018 (the “2017 Form 10-K”) and the Company’s Current Report on Form 8-K dated February 26, 2018 (the “Form 8-K”). In this letter, I have recited the comment from the Staff in bold and provided the Company’s response immediately following such comment.

Form 10-K for the Fiscal Year ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Accounts Receivable, net, page 70

1.              Please tell us and separately disclose the balance sheet line item that includes rebates and other amounts from vendors and manufacturers. If these amounts are included in accounts receivable, also separately present your accounts receivable from (a) customers and (b) others as of each balance sheet date to the extent required by Rule 5-02.3 of Regulation S-X.

Company’s response:

The Company confirms that the line item “Accounts receivable, net” on its consolidated balance sheet in the 2017 Form 10-K included rebates and other amounts from vendors and manufacturers. The Company did not separately disclose such amounts in its accounts receivables, net disclosure in Note 2 of the consolidated financial statements due to their immateriality to such line item. However, in future filings, the Company will separately present its receivables from (a) customers and (b) others as of each balance sheet date in accordance with Rule 5-02.3 of Regulation S-X.

The Company supplementally provides the following table which reflects this revised disclosure as applied to the account receivables, net disclosure in Note 2 of the consolidated financial statements:

Receivables, net

Receivables, net consisted of the following:

	December 31,
	2017	2016
Trade receivables, net of allowances of $(22,050) and $(15,257), respectively	$317,004	$274,198
Rebate receivables	12,847	—
Other receivables	2,240	1,370
	$332,091	$275,568

Trade receivables are stated at the invoiced amount. Trade receivables primarily include amounts due from clients, third-party pharmacy benefit managers and insurance providers and are based on contracted prices. Trade receivables are unsecured and require no collateral. Trade receivable terms vary by payer, but generally are due within 30 days after the sale of the product or performance of the service.

Rebate receivables are amounts due from pharmaceutical manufacturers related to drug purchases by participants of the various pharmacy benefit plans that the Company manages, a portion of which, depending on contract terms, are paid back to the Company’s customers.

The Company maintains an allowance for doubtful accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past due accounts. The Company’s general policy for uncollectible accounts, if not reserved through specific examination procedures, is to reserve based upon the aging categories of accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Activity in the allowance for doubtful accounts was as follows:

	Year Ended December 31,
	2017	2016	2015
Beginning balance	$(15,257)	$(8,123)	$(3,043)
Charged to expense	(9,424)	(9,534)	(5,990)
Write-offs, net of recoveries	2,631	2,400	910
Ending balance	$(22,050)	$(15,257)	$(8,123)

Note 3. Business Acquisitions, page 75

2.              You disclose that the purchase price allocations for several acquisitions are preliminary. Please tell us and disclose the information required by ASC 805-20-50-4A.

Company’s response:

Subsequent to the closing of each acquisition, the Company spends significant resources to properly state the assets acquired and liabilities assumed for such acquisition in its periodic reports filed with the Commission. However, the time it takes the Company to finalize a preliminary purchase price allocation depends upon: the size, complexity and timing of the acquisition;

the number of other acquisitions completed within the last year; internal control and other accounting matters for the acquired business or assets, in particular since many of the acquisitions include unaudited and/or private entities; and the efforts involved in identifying intangible assets and valuing assets and liabilities at their fair market values (including with the assistance of an independent valuation firm), including obtaining necessary data from the acquiree and its representatives. Historically, the Company has not recorded any significant measurement period adjustments after it discloses the initial preliminary purchase price allocation in the applicable periodic report, but the Company believes it is appropriate to disclose the purchase price allocation as provisional until all available information existing on the date of acquisition has been evaluated and reviewed by management. The Company limits any such measurement period to a maximum of one year in accordance with ASC 805.

In future filings, in furtherance of ASC 805-20-50-4A, the Company will provide the following disclosure in the applicable note to its consolidated financial statements for any acquisition for which purchase accounting has not yet been finalized and the measurement period is still considered to be open, to be revised as appropriate for the specific circumstances:

As of [reporting date], the Company was still in the process of finalizing the valuation of [         ] acquired, and therefore the purchase price allocation should be considered preliminary. The preliminary purchase price allocation may be subject to further refinement upon finalization of [valuation for contingent consideration, acquisition-date working capital, intangible assets, property, plant and equipment, as well as completion of acquisition-related income tax assessment]. The goodwill balance may be adjusted pending the completion of the valuation of the assets acquired and liabilities assumed as described above. To the extent that significant changes occur in the future, the Company will disclose such changes in the reporting period in which they occur.

Form 8-K Dated February 26, 2018

Exhibit 99.1

Adjusted EPS (diluted)

3.              You include an adjustment to add back the amortization of acquisition-related intangible assets to calculate the adjusted non-GAAP net income. Please tell us and revise your disclosure to reconcile the amounts included in calculating the adjusted non-GAAP net income for the years 2017 and 2016 to your disclosure in Note 7 to your financial statements on page 88 of your Form 10-K for year ended December 31, 2017.

Company’s response:

As previously disclosed in the Company’s press release furnished as Exhibit 99.1 to the Form 8-K (“Exhibit 99.1”), the annual adjustments to add back the amortization of acquisition-related intangible assets were $49,986 and $39,996 (in thousands) for the years ended December 31, 2017 and 2016, respectively. Per Note 7 of the consolidated financial statements in the 2017 Form 10-K, amortization of the acquisition-related definite-lived intangible assets was $41,844 and $33,868 (in thousands) for the years ended December 31, 2017 and 2016, respectively. The resulting differences of $8,142 and $6,128 (in thousands) for the years December 31, 2017 and 2016, respectively, solely pertain to the amortization of acquisition-related capitalized software for internal use. Note 6 of the 2017 Form 10-K further discloses annual capitalized software amortization expense, though such expense is not further broken down, nor does the Company, respectfully, believe that a further breakdown is necessary or required.

Per the Staff’s request, the Company will provide two line items in future filings to clarify this information. The following table supplementally reflects this revised disclosure as applied to Exhibit 99.1:

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016
	(dollars in thousands, except per share amounts) (unaudited)
Net income (loss) attributable to Diplomat Pharmacy, Inc.	$6,536	$(1,098)	$15,510	$28,273
Amortization of acquisition-related definite-lived intangible assets	11,123	8,866	41,844	33,868
Amortization of acquisition-related capitalized software for internal use	2,092	2,017	8,142	6,128
Contingent consideration and other merger and acquisition expense	3,322	317	7,455	(6,587)
Income tax impact of adjustments (1)	(10,732)	(4,461)	(15,509)	(10,328)
Adjusted non-GAAP net income	$12,341	$5,641	$57,442	$51,354

Net income (loss) attributable to Diplomat Pharmacy, Inc.	$0.09	$(0.02)	$0.23	$0.42
Amortization of acquisition-related definite-lived intangible assets	0.16	0.13	0.61	0.50
Amortization of acquisition-related capitalized software for internal use	0.03	0.03	0.12	0.09
Contingent consideration and other merger and acquisition expense	0.05	—	0.11	(0.10)
Income tax impact of adjustments	(0.15)	(0.06)	(0.23)	(0.16)
Adjusted EPS	$0.18	$0.08	$0.84	$0.75

Weighted average common shares outstanding:
Diluted	70,324,702	66,731,848	68,780,053	68,047,723

(1)         27% tax rate used for 2017 full year adjustments; a tax rate of 65% was used for the three month period ended December 31, 2017 to conform to a full year tax rate of 27%.

*  *  *  *  *

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Sincerely,

/s/ ATUL KAVTHEKAR
Atul Kavthekar
Chief Financial Officer